Exhibit 99.4

PRESS RELEASE

Integrated Power: TotalEnergies Acquires a Gas-Fired Power
Plant in the United Kingdom

Paris, June 5, 2024 – In line with its development as an integrated electricity player, TotalEnergies has signed an agreement with EIG, an institutional investor in the global energy sector, for the acquisition of all the shares of West Burton Energy for an enterprise value of £450 million.

West Burton Energy owns and operates the West Burton B gas-fired power plant in Nottinghamshire, in England. West Burton B comprises three combined-cycle gas turbines (CCGT) with total output of 1.3 GW. Commissioned in 2013, it is one of the UK’s most advanced power plants and supplies some 1.8 million homes. A 49 MW battery storage system was added in 2018.

This acquisition rounds out TotalEnergies’ renewable power generation capacity in the UK with a flexible asset that mitigates intermittency to enable the supply of firm power to customers. Given the size of the Company’s renewable portfolio in the country, which currently stands at 1.1 GW of gross installed capacity and 4.5 GW under development, TotalEnergies assesses its need for gas-based power generation capacity at 700 MW; the Company therefore plans to divest 50% of the acquired assets.

The deal will also allow TotalEnergies to strengthen its trading capabilities in the country’s electricity and gas markets, as well as its ability to provide increasingly affordable, available and sustainable energy to its 300,000 UK electricity and gas customer sites. Finally, the Company will supply the plant by leveraging its positions in natural gas production in the country, where it operates 30% of the projects.

This brings TotalEnergies’ worldwide flexible power generation portfolio to around 7 GW of gross capacity, in addition to its 23 GW of gross renewable capacity.

“I am delighted to welcome the West Burton B team to TotalEnergies. This acquisition contributes to our integrated strategy in the UK, which combines renewable and flexible generation capacity. It complements our 1.1 GW Seagreen offshore wind farm and allows us to accelerate development of our Integrated Power activities in power generation, trading and marketing in this market,” said Stéphane Michel, President, Gas, Renewables and Power at TotalEnergies. “The deal also contributes directly to our 2028 ROACE target of around 12% in this business sector.”

The transaction is subject to authorization from the competent authorities.

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TotalEnergies in the UK

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain.

As one of the country’s leading oil and gas operators, the Company operates around 30% of the UK Continental Shelf’s gas production, with average daily production of 142,000 barrels of oil equivalent per day (boe/d) in 2023.

TotalEnergies’ portfolio in offshore wind in the country amounts to over 5 GW of gross renewable capacity, including Seagreen (1.1 GW, under operation), and large projects under development such as West of Orkney (2 GW) and Outer Dowsing (1.5 GW).

The Company is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector, with over 300,000 customers. TotalEnergies, also offers EV charging solutions, including 2,500 charging points in London and Birmingham. The Company is also active in the distribution of petroleum products: lubricants; aviation fuel; bitumen and specialty fluids.

The Company is also present in the CCS business through its 10% interest in the Northern Endurance Partnership.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).